Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, N.W., Suite 500 Washington, DC 20036 Telephone 202.822.9611 Fax 202.822.0140

www.stradley.com

VIA EDGAR

December 8, 2016

Alberto H. Zapata

Senior Counsel

Insured Investments Office

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Preferred and Income 2022 Term Fund (“Fund”)
File Numbers: 333-214066

Dear Mr. Zapata:

This letter responds to the comments contained in the letter dated November 10, 2016, from the staff of the Securities and Exchange Commission (the “SEC”) regarding the registration statement on Form N-2 (the “Registration Statement”), filed with respect to the Nuveen Preferred and Income 2022 Target Term Fund (the “Registrant” or the “Fund”). For convenience, each of the comments applicable to the Fund are repeated below, with the response immediately following.

Enclosed for your convenience is a copy of pre-effective amendment no. 1 to the Registration Statement, which was filed with the SEC on the date of this letter and is marked to show changes from the Registration Statement as originally filed.

1.	General Comments

a.

Comment:  Several pages of the prospectus contain blanks for missing disclosure, such as the fee table. Please ensure that all missing information is included in a pre-effective amendment responding to these comments.

Response:  Understood.

Mr. Alberto H. Zapata

December 8, 2016

b.	Comment: Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response:  The Fund’s Adviser (Nuveen Fund Advisors, LLC), certain funds advised by the Adviser and certain other parties named therein as applicants have filed an “Application for an Order Pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940 (the “Act”) for Exemption from the Provisions of Section 17(a) of the Act,” which was filed on December 27, 2013 and amended on July 1, 2014 and December 8, 2014 (File No. 812-14258) (the “Application”). The application requested that the relief sought apply to “any investment company registered under the Act... organized in the future, that is advised by the Adviser ... provided that any entity that relies on the Order complies with the terms and conditions of the Order as though it were an Applicant.” Therefore, such exemptive relief, if granted, would apply to the Fund if the Fund were to elect to rely on such relief and comply with the terms and conditions thereof. If, after the Fund commences operations, the Application is further amended before issuance of the requested order, the Fund would likely be added to the Application as an applicant.

c.	Comment: Please state in your response letter whether FINRA has reviewed or will review the proposed underwriting terms and arrangements for the transactions described in the registration statement.

Response:  Supplementally, the Registrant notes that FINRA has not completed its review of the Fund’s underwriting terms and arrangements; however, the Registrant confirms its understanding that FINRA will need to issue a “no objections” letter under Rule 5110 in connection with such arrangements prior to the Registration Statement being declared effective. The Registrant further notes that based on the current timing it expects to request acceleration of effectiveness of the Registration Statement from the Staff sometime during the last week of January 2017 and, accordingly, will ensure that it has received a “no objections” letter from FINRA in connection with that request.

2.	Cover Page:

a.

Comment:  In footnote three, the registrant states that the investment adviser has agreed to reimburse the Fund for certain organizational expenses and offering costs. If the adviser is entitled to recoup such reimbursements, please disclose the terms and conditions of such recoupment.

Response:  The adviser does not intend to recoup any organization or offering costs that it has agreed to reimburse or pay on behalf of the Fund.

Mr. Alberto H. Zapata

December 8, 2016

b.

Comment:  Please discuss in your response letter the Fund’s method of accounting for Organizational and Offering costs. Please include in the response citation to the authority for such accounting method.

Response:  Organizational costs, which consist of the legal and accounting expenses associated with the establishment of the Fund, are expensed as incurred in accordance with FASB ASC 720-15-25-1. The Adviser reimburses the Fund for such organization costs.

Offering costs, which consist of the expenses associated with the initial offering of the Fund, are charged to paid-in-capital upon the sale of the shares in accordance with FASB ASC 946-20-25. The Adviser has agreed to pay all offering costs above $0.05 per Common Share.

c.	Comment: Please add appropriate disclosure to the cover page (under “Portfolio Contents and Investment Policies”) and throughout the prospectus where appropriate that the Fund’s 80% investment policy includes borrowings for investment purposes. See Rule 35d-1 of the Investment Company Act of 1940.

Response:  The Registrant confirms supplementally that the requested disclosure is included in the Fund’s definition of “Managed Assets” which indicates that assets attributable to the Fund’s use of leverage are included in the Fund’s 80% test. Accordingly, the Registrant has added the underlined disclosure to the cover page:

“the Fund will invest at least 80% of its Managed Assets (as defined on page 4) in preferred and other income producing securities.”

The Registrant has added the definition of “Managed Assets” on page 4 of the Prospectus Summary within the second paragraph of the section titled “Investment Policies” :

“ ‘Managed Assets’ means the total assets of the Fund, minus the sum of its accrued liabilities (other than Fund liabilities incurred for the express purpose of creating leverage). Total assets for this purpose shall include assets attributable to the Fund’s use of leverage.”

Please see similar disclosure utilized for the Nuveen High Income November 2021 Target Term Fund (File nos. 333-205696; 811-23075).

d.	Comment: The Fund may invest without limit in investment grade securities as well as securities rated below investment grade (BB+/Ba1or lower); however, the Fund may invest no more than 10% of its Managed Assets in securities rated below B-/B3 at the time of purchase. Please add disclosure stating the lowest rating of any instrument in which the Fund may invest, and disclose that the Fund may invest in “distressed” securities as noted in the risk discussion on pages 10 and 32 of the prospectus.

Mr. Alberto H. Zapata

December 8, 2016

Response:  As currently noted in the Registration Statement, the Fund may invest up to 10% of its Managed Assets in securities rated below B-/B3 at the time of purchase. Such investments may include distressed securities, which are the lowest category of securities in which the Fund may invest. The Fund may not invest in securities that are in default. Investment rating limitations are considered to apply only at the time of investment and the Fund is under no obligation to sell securities as a result of changes in market values, solvency or ratings. Accordingly, the Registrant has added the following underlined language to the third and fourth bullet points in the Prospectus Summary section entitled “Investment Policies”:

“the Fund may invest without limit in below investment grade securities (BB+/Ba1 or lower); however, the Fund may invest no more than 10% of its Managed Assets in securities rated below B-/B3 at the time of purchase, which may include distressed securities. Investment rating limitations are considered to apply only at the time of investment and the Fund is under no obligation to sell securities as a result of changes in market values or ratings;

• The Fund will not invest in defaulted securities or in the securities of an issuer that is in bankruptcy or insolvency proceedings, however the Fund may hold investments that at the time of purchase are not in default or involved in bankruptcy or insolvency proceedings, but may later become so, and the Fund is under no obligation to sell or dispose of such securities should their solvency change;”

In addition, the Fund has also added the following risk disclosure to the “Special Risk Considerations” section summarizing the risks of distressed and defaulted securities:

“Defaulted and Distressed Securities Risk. The Fund may not invest in any securities of an issuer in default, bankruptcy or insolvency proceedings (such securities are commonly referred to as “defaulted securities”). However, the Fund may hold investments that at the time of purchase are not in default or involved in bankruptcy or insolvency proceedings, but may later become so. Moreover, the Fund may invest to a limited extent in securities either rated below B-/B3, or unrated but judged by the Fund’s subadviser to be of comparable quality. Some or many of these lower-rated securities, although not in default, may be “distressed,” meaning that the issuer is experiencing financial difficulties or distress at the time of acquisition. Such securities would present a substantial risk of future default which may cause the Fund to incur losses, including additional expenses, to the extent it is required to seek recovery upon a default in the payment of principal or interest on those securities. In any reorganization or liquidation proceeding relating to a portfolio security, the Fund may lose its entire investment or may be required to accept cash or securities with a value less than its original investment. Defaulted or distressed securities may be subject to restrictions on resale.”

Mr. Alberto H. Zapata

December 8, 2016

3.	Portfolio Content

a.

Comment:    (p. 3) The Fund discloses that “Other income producing securities” include senior loans and dividend-paying common stocks; however, the text is bracketed. Please specify whether the Fund will invest in these instruments.

Response:    The Fund will invest in senior loans and dividend-paying common stocks and has therefore removed the brackets around the above-referenced disclosure.

b.

Comment:    Contingent capital securities (“CoCos”). At various places in the prospectus (pp. 2, 15, 24, 36) and SAI (p. 9) the registrant refers to CoCos as preferred securities. Please explain why CoCos are characterized as preferred securities given that they lack certain characteristics of preferred securities (e.g., CoCos can miss one or more dividend payments without triggering default). Consider characterizing CoCos as hybrid securities.

Response:    The Fund confirms supplementally that it will not invest in contingent capital securities (“CoCos”). As a result, the references noted above regarding CoCos have been deleted. Furthermore, the Registrant has added the following underlined language to the “Investment Objectives and Policies—Other Policies” section in the Statement of Additional Information:

“The Fund will not invest, either directly or indirectly through derivatives, in contingent capital securities (sometimes referred to as “CoCos”).”

4.	Investment Policies

Comment:    (e.g., p. 3) The Fund invests at least 80% of its Managed Assets in preferred and other income producing securities. Please disclose that derivatives will be valued for purposes of the 80% test on a mark-to-market basis.

Response:  As currently noted in “The Fund’s Investments—Portfolio Composition and Other Information—Derivatives and Other Portfolio Components” section of the Prospectus, the Fund’s positions in derivatives will be marked-to-market daily at the closing price established on the exchange or swap execution facility, or at a fair value in accordance with the Fund’s fair valuation procedures.

Mr. Alberto H. Zapata

December 8, 2016

5.	Distributions

Comment:  (p. 7) The Fund reserves the right to change its distribution policy and the basis for establishing the rate of its monthly distributions at any time. If true, please disclose that the Fund will do so only after determining that it would be in the best interest of the Fund and its common shareholders.

Response:  The distribution policy and the basis for establishing the rate of the Fund’s monthly distributions will be changed only after the Board of Trustees of the Fund determines that such change would be in the best interests of the Fund and its Common Shareholders. Accordingly, the Registrant has added the underlined language below to the “Distributions” section of the Prospectus Summary:

“The Fund reserves the right to change its distribution policy and the basis for establishing the rate of its monthly distributions at any time upon notice to Common Shareholders, upon a determination by the Fund’s Board of Trustees that such change is in the best interests of the Fund and its Common Shareholders.”

6.	Management Fees

Comment:  (p. 8) The Fund discloses that the annual maximum management fee that will be paid to the adviser is a percentage of the Fund’s daily Managed Assets. The registrant also discloses on this page that such management fee is equal to the sum of two components: a fund-level fee and complex level fee. This disclosure is not clear given that the overall fee and one of its components (“fund-level fee”) are both based upon the amount of assets within the Fund. Please reword the disclosure to clarify the distinction between the maximum annual management fee and its component – the fund-level fee.

Response:  The Registrant notes that the overall fee (both fees added together) is not based on the amount of assets in the Fund. Page 8 of the Prospectus notes that the fund-level fee is based “only on the amount of assets within the Fund” and the complex-level fee is based “upon the aggregate amount of all eligible assets of all Nuveen Funds.” However, the overall fee is capped (not based) by the amount of assets in the Fund.

7.	Other Portfolio Components

a.

Comment:  (p. 24) The Fund may invest in securities of other open- or closed-end investment companies. Please confirm that all of the risks of the underlying funds that constitute principal risks of the Fund are disclosed as such. Further, add disclosure confirming that the Fund will consider the investments of underlying investment companies when determining compliance with rule 35d-1.

Response:  The Fund confirms supplementally that the risks of the underlying funds in which the Fund may invest that constitute principal risks of the Fund are disclosed

Mr. Alberto H. Zapata

December 8, 2016

as such. Additionally, the Registrant has added the text below to the “Investment Policies” section of the SAI:

“The Fund will consider the investments of underlying investment companies when determining compliance with Rule 35d-1 under the 1940 Act.”

b.

Comment:  (pp. 25-26) The Fund’s other portfolio components include illiquid and restricted securities. Please confirm that such investments are not principal investment strategies or amend the principal strategies and risks section with appropriate disclosure.

Response:  Confirmed; illiquid and restricted securities are not principal investment strategies of the Fund.

8.	Interest Rate Risk and Extension Risk

Comment:  (p. 32) In discussing duration, please clarify that a greater sensitivity to changes in interest rates typically corresponds to higher volatility and higher risk. Further, please explain that duration should not be confused with maturity. To assist an investor’s comprehension of duration, please provide a simple example of how it works. For example, if a portfolio has a duration of three years and interest rates increase by 1%, then the portfolio would decline in value by approximately 3%.

Response:  The Registrant has added the underlined language below to the “Interest Rate Risk; Extension Risk” section of the Prospectus:

“Interest rate risk is the risk that fixed rate securities such as preferred and debt securities will decline in value because of increases in market interest rates. When market interest rates rise, the market value of such securities generally will fall. Longer-term fixed rate securities are generally more sensitive to interest rate changes. Greater sensitivity to changes in interest rates typically corresponds to increased volatility and increased risk. The Fund’s investment in such securities means that the NAV and market price of and distributions on Common Shares will tend to decline if market interest rates rise. Duration is a measure of sensitivity to changes in interest rates and reflects a variety of factors, including the maturity, interest rate and variability, if any, of the interest rate and call potential of the security. For this reason, duration should not be confused with maturity. If a portfolio has a duration of three years and interest rates increase by 1%, then, all else being equal, the portfolio would decline in value by approximately 3%. Currently, market interest rates are at or near record historical lows.”

Mr. Alberto H. Zapata

December 8, 2016

9.	Subadvisory Fee

Comment:  (p. 44) The registrant states that pursuant to an investment subadvisory agreement the adviser pays the subadviser a percentage of the management fee. Please clarify whether such subadvisory fee is based upon the maximum annual management fee or one of its components – the fund-level fee (as described on page 8 of the prospectus).

Response:  The sub-advisory fee is based upon the annual management fee. The Registrant has added the underlined language below to the “Investment Adviser and Subadviser” section of the Prospectus Summary and the “Management of the Fund—Complex Level Fee” section of the Prospectus:

“Pursuant to an investment subadvisory agreement between Nuveen Fund Advisors and Nuveen Asset Management, Nuveen Fund Advisors will pay Nuveen Asset Management a portfolio management fee up to ~~a percentage of the management fee~~ 50% of the investment management fee paid on the Fund’s average daily Managed Assets.”

SAI

10.	Credit Default SWAPs

Comment:  (p. 24) Given that the fund can write credit default swaps, please confirm to the staff that the fund will segregate the full notional amount of the credit default swap to cover such obligations.

Response:  Confirmed. In the event that the Fund writes credit default swaps, it will segregate the full notional value of the swaps to cover such obligations.

11.	Investment Management Agreement

Comment:  (e.g., p. 56) Please disclose whether the notional value of derivative contracts is included in “Managed Assets” for purposes of calculating the advisory fee.

Response:  As noted in response to Comment 4 above, derivatives will be valued at their market value, or where appropriate their fair value, and not their notional value, for purposes of calculating Managed Assets and the advisory fee.

12.	Subadvisory Fee

Comment:  (p. 58) The registrant states that: “Separately, pursuant to an investment sub-advisory agreement between Nuveen Fund Advisors and Nuveen Asset Management, Nuveen Fund Advisors will pay Nuveen Asset Management a portfolio management fee equal to 50% of the investment management fee paid on the Fund’s average daily Managed Assets.” What is meant by “[s]eparately” as used in this sentence? Clarify whether the sub-advisory fee will be 50% of the investment management fee, given that this is the only place in the filing where such a fee is specified.

Mr. Alberto H. Zapata

December 8, 2016

Response:  “Separately”, as used in the above-referenced sentence, indicates that the Fund is not party to the investment sub-advisory agreement, and therefore is not required to pay an additional fee to the sub-adviser. As the sentence indicates, the investment sub-advisory agreement is between the Adviser and the Sub-Adviser on behalf of the Fund. Nuveen Fund Advisors, not the Fund, pays the investment sub-advisory fee, and the investment sub-advisory fee will be up to 50% of the investment management fee paid on the Fund’s average daily Managed Assets.

PART C

Exhibits

Comment:  Except as otherwise permitted by rule 483 under the 1933 Act, please file copies of the executed rather than “form of” agreements. In the case where there are two or more documents that are substantially identical in all material respects except as to the parties thereto, the dates of execution, or other details, please follow the procedures outlined in the rule.

Response:  Several of the “form of” agreements filed as exhibits to the Registration Statement (e.g., “Form of Dealer Letter Agreement, Form of Master Agreement Among Underwriters”, etc…) represent “specimen” agreements between principal underwriters and dealers, as permitted by Item 25.h of the instructions to Form N-2. The other “form of” agreements filed as exhibits to the Registration Statement (i.e., Form of Underwriting Agreement and Form of Structuring Fee Agreements) will not be executed until, at, or after, effectiveness of the Registration Statement, and share number and amount information will not be available until after that time. As a result, it is not possible to file executed versions of these agreements with a pre-effective amendment to the Registration Statement.

Mr. Alberto H. Zapata

December 8, 2016

We believe that this information responds to all of your comments. If you should require additional information, please call me at 202.507.5155.

Sincerely yours,

/s/ Nicole Trudeau

Nicole Trudeau

Enclosures

Copies (w/encl.) to

K. McCarthy

G. Zimmerman

E. Fess